EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction	Holder of
Name	of Incorporation/Organization	Outstanding Stock

BancorpSouth Bank	Mississippi	BancorpSouth, Inc.

BancorpSouth Insurance Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Municipal Development Corporation	Arkansas	BancorpSouth Bank

BancorpSouth Bank Securities Corporation	Mississippi	BancorpSouth Bank

Business Holding Company Trust I	Delaware	BancorpSouth, Inc.

American State Capital Trust I	Delaware	BancorpSouth, Inc.

City Bancorp Preferred Trust I	Delaware	BancorpSouth, Inc.

Gumtree Wholesale Insurance Brokers, Inc.	Mississippi	BancorpSouth, Inc.